February 21, 2003

Securities and Exchange Commission
450 5th Street, N.W.
Washington, D.C. 20549
United States

Attn:  The SEC File Desk
       The  SEC  Division  of  Corporation  Finance/The  SEC Office of Chief
       Accountant
       The SEC Division of Enforcement

Dear Sirs,

L&L Financial Holdings, Inc. (the "Registrant")
SEC File No. 000-32505
CIK 0001137083

We refer to the Form 8-K/A filed by the Registrant on January 15, 2003 and your request for our consent on Item 4 as per your letter dated February 14, 2003 addressed to the Registrant. Item 4 of the aforesaid Form 8-K/A deals with matters relating to (1) our resignation; and (2) our disagreements with the Registrant on certain accounting and audit issues and how these were subsequently resolved by the new accountants. We are writing to clarify our position as follows:

1) On matter relating to the resignation of Moores Rowland as the registrant's independent auditors on August 9, 2002

   We have advised in our letters to your office dated August 22, 2002 and November 5, 2002 the events and circumstances which led to our resignation on August 22, 2002. Prior to that, we had not received request from the Registrant for our resignation.

2) On our disagreements on certain significant accounting and audit issues

   We have advised in our letters, as referred to in the above, details of our disagreements with the Registrant on each of these issues. The resolution of the matters discussed in the Form 8-K/A filing appear to be based on facts that became available after our resignation from the engagement and therefore, we are not in a position to either agree or disagree with how the Registrant has resolved these matters.

Please let us know if you need any further information in connection with these matters.

Yours faithfully
/s/s Moores Rowland